SECURITIES AND EXCHANGE COMMISSION

                             Washington. D.C. 20549

                                    FORM 11-K


(Mark one)
|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2001

                                                                  OR

|_|      TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _______________________ to ____________________

Commission file number 1-3879



                DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN
                ------------------------------------------------
                            (Full title of the plan)

                                     DynCorp
                            11710 Plaza America Drive
                             Reston, Virginia 20190
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                                 (703) 261-5000)
                                 ---------------
                         (Registrant's telephone number)

Notices and communications from the Securities and Exchange Commission relative to this report should be sent to:

                               John J. Fitzgerald
                           Vice President & Controller
                                     DynCorp
                            11710 Plaza America Drive
                             Reston, Virginia 20190

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the DynCorp Capital Accumulation and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    July 15, 2002         DYNCORP CAPITAL ACCUMULATION AND RETIREMENT PLAN


                               By:      /S/ H. Montgomery Hougen
                                        ------------------------
                                        H. Montgomery Hougen
                                        Member, Administrative Committee

                  DynCorp Capital Accumulation Retirement Plan

                        Audited Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 2001




                                    Contents

Report of Independent Auditors...............................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)................16
Schedule H, Line 4j--Schedule of Reportable Transactions.....................17

                         Report of Independent Auditors

Administrative Committee
DynCorp Capital Accumulation Retirement Plan

We have audited the accompanying statement of net assets available for benefits of DynCorp Capital Accumulation Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /S/ Ernst & Young LLP

McLean, Virginia
June 25, 2002

                  DynCorp Capital Accumulation Retirement Plan

                 Statement of Net Assets Available for Benefits


                                                         December 31,
                                                            2001
                                                    ----------------------

Assets
Investments, at fair value                              $204,645,610
Receivables:
   Employee contributions receivable                         400,612
   Employer contributions receivable                          48,243
   Due from broker                                             7,604
                                                    ----------------------
Total assets                                             205,102,069

Liabilities
Payable to DynCorp Savings and Retirement Plan                27,907
                                                    ----------------------

Net assets available for benefits                       $205,074,162
                                                    ======================

See accompanying notes.

                  DynCorp Capital Accumulation Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001

Additions
Contributions:
   Employee contributions                                $     10,469,605
   Employee rollovers                                             678,896
   Employer contributions                                       7,131,624
                                                         ----------------
Total contributions                                            18,280,125
                                                         ----------------

Investment income:
   Dividends and interest                                       1,479,451
   Net realized and unrealized appreciation in fair
     value of investments                                      43,964,019
                                                         ----------------
Total investment income                                        45,443,470
                                                         ----------------


Total additions                                                63,723,595

Deductions
Distributions to participants                                   9,359,126
Administrative expenses                                            53,248
                                                         ----------------
Total deductions                                                9,412,374
                                                         ----------------

Transfer from other plans                                     150,762,941

Net increase                                                  205,074,162
Net assets available for benefits:
   Beginning of year                                                    -
                                                         ----------------
   End of year                                           $    205,074,162
                                                         ================

See accompanying notes.

                  DynCorp Capital Accumulation Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of the Plan

Effective January 1, 2001, the DynCorp Savings and Retirement Plan, adopted as of April 1, 1983 (the Plan), was bifurcated into the following two identical savings and retirement plans under section 401K of the Internal Revenue Code
(IRC): 1) the DynCorp Capital Accumulation and Retirement Plan (CAP or the Plan) and 2) the DynCorp Savings and Retirement Plan (SARP). As a result, assets totaling $52,873,307 were transferred from the SARP to the CAP. Concurrently with the bifurcation of the DynCorp Savings and Retirement Plan into the CAP and the SARP, the DynCorp Employee Stock Ownership Plan (ESOP) was bifurcated into two identical qualified plans, one of which, ESOP "A", was applicable to participants under the SARP, and the other of which, ESOP "B", was applicable to participants under the CAP. Effective January 1, 2001, ESOP "A" merged into the SARP and ESOP "B" merged into the CAP. Thus, on January 1, 2001, assets of $97,889,634 transferred from the ESOP to the CAP, which was comprised primarily of 3,044,149 ESOP shares as well as a portion of the cash balance outstanding as of December 31, 2000. Therefore, each eligible participant of the Plan on January 1, 2001 now has a 401K account (401K Account) and an ESOP account (ESOP Account) under the Plan.

The CAP is a multiple employer defined contribution plan under IRC section 413(c). Employers participating in the Plan include DynCorp and DynPar LLC (collectively, DynCorp or the Company). The CAP provides for retirement, disability, and death benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). There is an Administrative Committee for the Plan, which is composed of members appointed by the Board of Directors of DynCorp.

The Plan's ESOP Accounts as well as DynCorp common stock held in the Plan's 401K Accounts are held in trust under an agreement between the Company and HSBC Bank USA. The Company serves as the record-keeper for the ESOP Accounts. All remaining assets of the Plan's 401K Accounts are held in trust under an agreement between the Company and T. Rowe Price Trust Company (T. Rowe). T. Rowe is also the record-keeper for these assets.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                  DynCorp Capital Accumulation Retirement Plan

1. Description of the Plan (continued)

Eligibility

The Plan is generally available to employees who are subject to Service Contract Act Area Wage Determinations. Employees become eligible to participate in the Plan on the first day of their first payroll period following their date of hire.

Contributions

The Plan is a contributory plan under which participating employees may contribute up to 18% of their pre-tax compensation, as defined by the Plan, or $10,500 for the year ended December 31, 2001 (subject to annual change by the IRC). Certain employees may also make after-tax contributions of 1% to 10% of their compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes a matching employer contribution and a supplemental matching employer contribution and may make discretionary employer contributions (collectively the Employer Contributions). The matching employer contribution is equal to 25% of the first 8% of the participant's salary deferral contributions. The supplemental matching employer contribution relates to those salary deferral contributions made by a participant to DynCorp common stock (DynCorp Stock) and is equal to 50% of the first 3% of the participant's salary deferral contributions to that fund. The discretionary employer contribution is to be allocated to each eligible participant's account in an amount equal to at least 2% of the participant's compensation. The Company may make the Employer Contributions in cash, DynCorp Stock, or a combination thereof. During the year ended December 31, 2001, of the total employer contributions made to the Plan, $5,515,682 was made in DynCorp Stock. During 2001, the Company made a discretionary contribution equal to 2% of each eligible participant's compensation.

A participant who is covered by a collective bargaining agreement between the Company and a union may only make or receive such salary deferral contributions and any employer contributions as provided for in such collective bargaining agreement. Employer contributions are generally made in cash.

There were no contributions to any participant's ESOP Account in 2001. In addition, it is not expected that new participants will receive an ESOP Account.

                  DynCorp Capital Accumulation Retirement Plan

1. Description of the Plan (continued)

Investment Options

Except for contributions to DynCorp Stock, participants may direct the investment of all employee and employer contributions in their 401K Accounts in any of thirteen available investment options, which currently include mutual funds and common/collective trusts. Participants may also elect to invest in a variety of other mutual funds and publicly traded stocks and bonds through a self-directed brokerage account option, Tradelink+.

All salary deferral contributions which the participant elects to initially invest in DynCorp Stock and all Employer Contributions made on or after January 1, 2001 which the Company elects to make in DynCorp Stock are invested in the Restricted DynCorp Stock Fund and may not be reinvested in other investment funds until the expiration of eight full calendar quarters following the end of the payroll period to which such contributions relate. At the expiration of this waiting period, the stock and related earnings are transferred to the Unrestricted DynCorp Stock Fund at which time a participant may re-direct the investment of these monies. Employer Contributions and related earnings made in DynCorp Stock prior to January 1, 2001 must stay invested in the Restricted
DynCorp Stock Fund and are never eligible for transfer to another fund. Contributions to the Restricted DynCorp Stock Fund are initially invested in a short-term interest bearing fund (T. Rowe Price Prime Reserve Fund) until DynCorp stock can be purchased on a future trade date (see The Internal Market below).

The Internal Market

On May 10, 1996, the Company's Form S-1 filing for the registration of shares of common stock became effective, resulting in the establishment of a limited trading market (the Internal Market) established by the Company's wholly owned subsidiary, Dyn Ex, Inc. The Internal Market is managed by Dyn Ex, Inc., to provide employees, directors, and stockholders of the Company with the opportunity to buy and sell shares of common stock. The Internal Market generally permits eligible stockholders to buy and sell shares of common stock on four predetermined days each year (each a Trade Date) at a price determined by the DynCorp Board of Directors.

                  DynCorp Capital Accumulation Retirement Plan

1. Description of the Plan (continued)

The Internal Market (continued)

The Company may also sell (through one or more of its employee benefit plans) or buy shares of common stock on the Internal Market for its own account, but will do so only to address imbalances between the number of shares offered for sale and bid for purchase by shareholders on any particular Trade Date. The Company will not be both a buyer and a seller on the Internal Market on the same Trade Date. The purchase and sale of shares on the Internal Market are carried out by Buck Investment Services, Inc., a registered broker-dealer, upon instructions from the respective buyers and sellers. There is no public market for the common stock, and it is not currently anticipated that such a market will develop.

Vesting

Participants are at all times 100% vested in their 401K Account elective salary deferrals, voluntary after-tax contributions, and rollover contributions.

Participants are fully vested in their 401K Account Employer Contributions upon completion of one year of service.

Participants are fully vested in their ESOP Accounts in accordance with the following vesting schedule based on credited years of service as defined in the
Plan:


                      Years of                                Vesting
                       Service                               Percentage
----------------------------------------------------------------------------
Less than two years                                              0%
Two years but less than three years                             50%
Three years but less than four years                            75%
Four years or more                                             100%

Participant Accounts

Each participant's 401K Account is credited with the participant's contribution, any Employer Contributions, and an allocation of Plan earnings less any administrative expenses. Allocations of earnings and administrative expenses are based on account balances.

                  DynCorp Capital Accumulation Retirement Plan

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their 401K Accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of the lesser of
(a) $50,000 less the highest outstanding loan balance in the preceding 12-month period over the outstanding loan balance on the day immediately preceding issuance of the loan or (b) the amount of the participant's account invested in non-Company stock investment funds, the terms of which permit withdrawals without penalty. No more than one plan loan for the purpose of purchasing a primary residence and one plan loan for other purposes may be outstanding at any one time. Loan terms range from one to five years, but may extend beyond five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Contributions.

Plan Expenses

Loan fees and brokerage fees related to TradeLink+ transactions are paid by participants. All other administrative expenses of the Plan are paid by the Plan and allocated to participant accounts or, at the election of the Company, are paid by the Company. For the year ended December 31, 2001, the Company paid approximately $92,000 of the Plan's expenses.

Payment of Benefits

Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided from the participant's vested account.

                  DynCorp Capital Accumulation Retirement Plan

1. Description of the Plan (continued)

Payment of Benefits (continued)

401K Accounts
-------------
In-service withdrawals and hardship distributions are permitted as defined in the Plan. Participants may elect one of several types of annuities or receive payment in one lump sum, subject to certain Plan restrictions related to investments in DynCorp Stock.

ESOP Accounts
-------------
Upon retirement, death or disability, a participant's vested account balance in his or her ESOP Account, consisting of DynCorp Stock, becomes payable in 20% installments distributed within 60 days after the end of the Plan year. Balances less than $5,000 or fewer than 100 shares are payable in a single distribution to be distributed within 60 days after the end of the Plan year. For all other terminations of employment, participants may request distribution of their vested shares in 20% installment to begin five years after the Plan year the participant terminates employment. Balances less than $5,000 or fewer than 100 shares are paid out as soon as administratively practical after the close of the Plan year, following a one Plan year break in service. Upon a participant's timely request to sell distributed shares, either during the first 60 days after receiving an initial distribution letter or at a specified time within the next year, the Company is obligated to purchase the shares from the participant at the fair market value as long as the Company's stock is not publicly traded (see The Internal Market above). Under the Subscription Agreement with the Plan dated September 9, 1998, the Company is permitted to defer put options if, under Delaware law, the capital of the Company would be impaired as a result of such a repurchase. After ten years of participating in the Plan and upon reaching age 55, participants may commence to diversify in other investments. The effect of this Plan provision is to allow participants nearing retirement age to put shares back to the Company prior to termination.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

                  DynCorp Capital Accumulation Retirement Plan

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at quoted market prices at the net asset value of shares held by the Plan at year-end. With respect to investments held in TradeLink+ accounts, securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans are valued at their unpaid balances, which approximate fair value.

At December 31, 2001, the fair value of the DynCorp Stock and the ESOP shares were determined based on an annual independent appraisal. The estimated fair value was determined to be $47.00 for enterprise shares and $44.75 for minority shares as of December 31, 2001. Enterprise shares (certain ESOP shares) are shares bought at a "control premium," reflecting the higher price that buyers typically pay when they buy an entire company (as the ESOP and other investors did in 1988). Minority shares (certain ESOP shares and the DynCorp Stock) are shares bought at a "minority interest price," reflecting the lower price that buyers typically pay when they are buying a minority position in a company.
During each year, quarterly independent appraisals were also performed to determine the fair value of the DynCorp Stock and ESOP shares on each Trade Date.

As discussed in Note 1, the transfer from SARP and the merger of ESOP "B" into the plan occurred effective January 1, 2001. At December 31, 2000, the DynCorp Stock was recorded at fair value based on the share price for the December 2000 Trade date which was determined based on an independent appraisal. The fair value of the ESOP enterprise and minority shares was determined based on an annual independent appraisal.

Because of the inherent uncertainty of the valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                  DynCorp Capital Accumulation Retirement Plan

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001:


                                                       December 31
                                                          2001
                                                   -------------------

401K Accounts
   T. Rowe Price Growth Stock Fund                  $    13,321,548
   Restricted DynCorp Stock Fund*                        15,147,489
ESOP Accounts
   DynCorp Stock*                                       131,586,616

*Nonparticipant directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Investments at quoted fair value:
   Mutual funds                                                 $      (2,812,141)
   Common/collective trusts                                              (409,695)
   Tradelink+ (primarily common stock and mutual funds)                  (178,510)
Investments at estimated fair value:
   DynCorp Stock - 401K Accounts                                        7,879,332
   DynCorp Stock - ESOP Accounts                                       39,485,033
                                                                ------------------
Total                                                           $      43,964,019
                                                                ==================

                  DynCorp Capital Accumulation Retirement Plan

4. Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Restricted DynCorp Stock Fund
                                                               December 31
                                                                  2001
                                                          ---------------------
Net assets:
   Investments at estimated fair value:
   Interest-bearing cash                                   $        80,618
     DynCorp Stock                                              15,066,871
                                                          ---------------------
                                                                15,147,489
   Employee contribution receivable                                 79,729
                                                          ---------------------
                                                           $    15,227,218
                                                          =====================


                                                                Year ended
                                                                December 31
                                                                   2001
                                                          ---------------------
Changes in net assets:
   Employee contributions                                  $     1,940,335
   Employer contributions                                        5,515,682
   Dividends and interest                                            9,328
   Net realized and unrealized appreciation
     in fair value of investments                                5,489,802
   Distributions to participants                                  (274,615)
   Transfer to Unrestricted DynCorp Stock Fund                    (816,401)
   Transfer from other plan                                      3,363,087
                                                          ---------------------
                                                           $    15,227,218
                                                          =====================

                  DynCorp Capital Accumulation Retirement Plan

4. Nonparticipant Directed Investments (continued)

ESOP Account

                                                            December 31
                                                               2001
                                                       ---------------------
Net assets:
   Investments, at estimated fair value:
     DynCorp Stock                                     $    131,586,616
     Interest-bearing cash                                        1,109
                                                       ---------------------
                                                            131,587,725
   Due from DynCorp                                                 650
   Due to SARP                                                  (27,907)
                                                       ---------------------
                                                       $    131,560,468
                                                       =====================


                                                            Year ended
                                                         December 31 2001
                                                       ---------------------
Changes in net assets:
   Net realized and unrealized appreciation in fair
     value of investments                              $     39,485,033
   Distributions to participants                             (5,786,292)
   Administrative expenses                                      (27,907)
   Transfer from other plan                                  97,889,634
                                                       ---------------------
                                                       $    131,560,468
                                                       =====================

At December 31, 2001, 1,268,785 enterprise shares and 1,607,904 minority shares were outstanding, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                  DynCorp Capital Accumulation Retirement Plan

6. Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

7. Party-in-Interest Transactions

Certain Plan 401K Account investments are shares of mutual funds or common/collective trusts managed by T. Rowe, the trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of those dates, are recorded on Form 5500 but not in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                        December 31
                                                                            2001
                                                                   ---------------------
Net assets available for benefits per the financial statements     $      205,074,162
Amount allocated to withdrawing participants                                 (182,551)
                                                                   ---------------------
Net assets available for benefits per Form 5500                    $      204,891,611
                                                                   =====================

                  DynCorp Capital Accumulation Retirement Plan

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                      Year ended
                                                                   December 31 2001
                                                                ---------------------
Benefits paid to participants per the financial statements         $   9,359,126
Add--Amounts allocated to withdrawing participants at
   December 31, 2001                                                     182,551
                                                                ---------------------
Benefits paid to participants per Form 5500                        $   9,541,677
                                                                =====================

The following is a reconciliation of transfer from other plans per the financial statements to Form 5500:

                                                                      Year ended
                                                                   December 31 2001
                                                                ---------------------
Transfer from other plans                                       $    150,762,941
Less--Amounts allocated to withdrawing participants at
   December 31, 2000                                                    (110,874)
                                                                ---------------------
Transfers from other plans per Form 5500                        $    150,652,067
                                                                =====================

9. Subsequent Event

Effective January 1, 2002, the Company adopted certain amendments to the Plan. Beginning on January 1, 2002, participating employees may contribute up to 50% of their pre-tax compensation, as defined by the Plan, or 12% if the participant was a highly-paid employee or $11,000 (subject to annual change by the IRC). Effective May 30, 2002, Great Banc Trust Company replaced HSBC Bank USA as trustee for the Plan's ESOP Accounts.

                             Supplemental Schedules

                  DynCorp Capital Accumulation Retirement Plan

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                             EIN-36-2408747 Plan-334

                                December 31, 2001

                                                        Description of Investment
                                                         Including Maturity Date
Identity of Issuer, Borrower, Lessor, or              Rate of Interest, Collateral
        Similar Party                                    Par or Maturity Value                 Cost            Current Value
----------------------------------------------------------------------------------------------------------------------------
Interest-bearing cash                                                                                         $        1,109
Restricted DynCorp Stock Fund**                        Restricted Company Stock             $10,130,211           15,147,489
T. Rowe Price Growth Stock Fund*                       Mutual Fund                             ***                13,321,548
T. Rowe Price New Horizons Fund*                       Mutual Fund                             ***                 4,923,316
T. Rowe Price Growth & Income Fund*                    Mutual Fund                             ***                 6,837,728
T. Rowe Price Mid-Cap Growth Fund*                     Mutual Fund                             ***                 6,452,842
T. Rowe Price Stable Value Common                                                              ***
   Trust Fund*                                         Common/Collective Trust                                     8,194,604
T. Rowe Price Equity Index Trust Fund*                 Mutual Fund                             ***                 3,614,901
Unrestricted DynCorp Stock Fund*                       Unrestricted Company Stock              ***                 4,544,304
T. Rowe Price Corporate Income Fund*                   Mutual Fund                             ***                 1,881,452
T. Rowe Price Global Stock Fund*                       Mutual Fund                             ***                 1,061,557
T. Rowe Price International Stock Fund*                Mutual Fund                             ***                   607,332
T. Rowe Price Personal Strategy Growth Fund*           Mutual Fund                             ***                   982,142
T. Rowe Price Personal Strategy                        Mutual Fund                             ***
   Balanced Fund*                                                                                                    660,635
T. Rowe Price U.S. Treasury                            Mutual Fund                             ***
   Intermediate Fund*                                                                                                978,427
TradeLink+ Investments                                 Investments in Mutual Funds             ***
                                                       and Publicly Traded Stocks
                                                       and Bonds                                                     449,742
T. Rowe Price Personal Strategy Income Fund*           Mutual Fund                             ***                   353,990
DynCorp common stock**                                 ESOP Account                          75,545,822          131,586,616
Participant loans*                                     Loans (6.00% - 10.50%)                                      3,045,876
                                                                                                           -----------------
                                                                                                              $  204,645,610
                                                                                                           =================

*Represents a party-in-interest

**Represents a party-in-interest and a nonparticipant directed investment

*** Represents a participant-directed investment and, therefore, historical cost is not required to be presented

                  DynCorp Capital Accumulation Retirement Plan

            Schedule H, Line 4j--Schedule of Reportable Transactions
                             EIN-36-2408747 Plan-334

                          Year ended December 31, 2001

                                                                                                        (h) Current Value
                                                                                                            of Asset on     (i) Net
                                                             (c)Purchase    (d) Selling    (g) Cost of     Transaction      Gain or
(a) Identity of Party Involved   (b) Description of Assets      Price           Price          Asset            Date         (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii)-series of
transactions

Restricted DynCorp Stock Fund    Common stock                $10,811,466                    $10,811,466   $10,811,466
Restricted DynCorp Stock Fund    Common stock                                $823,835           821,985       823,835       $1,850
Restricted DynCorp Stock Fund    T. Rowe Price Prime
                                 Reserve Fund                  1,967,934                      1,967,934     1,967,934
Restricted DynCorp Stock Fund    T. Rowe Price Prime
                                 Reserve Fund                               1,885,818         1,885,818     1,885,818            -


There were no Category (i), (ii) or (iv) transactions during the year ended December 31, 2001.

  Columns (e) and (f) are not applicable